

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
Jonathan M. Peacock
Chief Executive Officer
Bellerophon Therapeutics LLC
Perryville III Corporate Park
53 Frontage Road, Suite 301
Hampton, New Jersey 08827

> **Re:** **Bellerophon Therapeutics LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 27, 2014**
> **CIK No. 0001600132**

Dear Mr. Peacock:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Risks Related to Our Business and Industry
The ownership by certain of our executive officers and directors of equity of…, page 16

1. We note your response to our prior comment 11. Please revise your disclosure to specify which of your executive officers and directors own equity in Ikaria.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Cash Provided by Financing Activities, page 78

2. Please reconcile for us the $9.3M contribution from Ikaria presented in the statement of cash flows to the investments by Ikaria presented in the statement of changes in members' equity and invested equity (deficit).

<u>Index to Financial Statements</u>
<u>Notes to Condensed Consolidated Financial Statements</u>
<u>(12) Unaudited Pro Forma Balance Sheet, page F-37</u>

3.  Please refer to your response to our comment 37.  Tell us why the transition service agreement did not result in a pro forma adjustment.   Refer to Rule 11-02(b)(6) of Regulation S-X and SAB Topic 1.B.2.

        You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

                                Sincerely,

                                /s/ Jeffrey P. Riedler

                                Jeffrey P. Riedler
                                Assistant Director


cc:     <u>Via E-mail</u>
        Lia Der Marderosian, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP